Exhibit 99.2

TORM plc interim results for the half year ended 30 June 2018

"Despite healthy end-user consumption, the product tanker market remained under pressure in the second quarter of 2018. Nevertheless, I am pleased to see TORM outperformed commercially when comparing to relevant benchmarks and peers," says Executive Director Jacob Meldgaard and continues: "We have continued to take steps to further renew and optimize our fleet by taking delivery of one LR2 newbuilding in the second quarter and exercising newbuilding options for three MR vessels. In addition, we have to date decided to install scrubbers on 14 of our vessels to prepare for the expected consequences of the IMO sulfur emission directive that will come into force in 2020."

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EBITDA for the second quarter of 2018 was USD 29.4m (2017, same period: USD 35.7m). The loss before tax amounted to USD 8.6m (2017, same period: USD -1.5m). Cash flow from operating activities was positive with USD 25.1m in the second quarter of 2018 (2017, same period: USD 38.5m) and loss per share (EPS) was 12 cents (2017, same period: -3 cents). Return on Invested Capital (RoIC) was 0.1% (2017, same period: 2.1%).

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EBITDA for the half year ended 30 June 2018 was USD 66.7m (2017, same period: USD 79.8m). The result before tax for the first six months of 2018 was a loss of USD 7.5m (2017, same period: profit of USD 3.3m). Cash flow from operating activities was positive with USD 43.0m in the first six months of 2018 (2017, same period: USD 65.3m) and loss per share (EPS) was 12 cents (2017, same period: 5 cents). Return on Invested Capital (RoIC) was 1.2% (2017, same period: 3.0%).

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In the second quarter of 2018, TORM achieved TCE rates of USD/day 12,944 (2017, same period: USD/day 13,841). In the second quarter of 2018, product tanker freight rates started out at levels close to the levels seen in the first quarter of 2018, but the rates started to slide towards the end of the quarter.

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As of 30 June 2018, 15% of the remaining total earning days in 2018 were covered at an average rate of USD/day 16,323. As of 7 August 2018, 55% of the remaining total earning days in Q3 2018 were covered at USD/day 11,856.

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TORM has decided to install scrubbers on 14 vessels including all vessels currently on order and the three LR2 vessels that were delivered earlier in 2018. These vessels have a scrubber-prepared design and there are no changes to the delivery schedule. As of today, TORM's scrubber program covers four LR2s, two LR1s and eight MRs.

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In early April 2018, TORM exercised newbuilding options for three MR vessels for a total net consideration of USD 93m of which USD 63m is financed by banks. The three vessels are scheduled to be delivered in 2019 through the first quarter of 2020.

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TORM took delivery of two LR2 newbuildings in the first quarter of 2018 and on 20 April 2018 a third newbuilding, TORM Hellerup, was delivered. In June 2018, TORM redelivered the chartered LR2 vessel TORM Margrethe to its owner after expiry of the charter period. As of 30 June 2018, TORM's fleet consists of 74 owned vessels, four chartered-in vessels and ten vessels on order.

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As of 30 June 2018, TORM's available liquidity was USD 442m and consisted of USD 159m in cash and USD 283m in undrawn credit facilities. As of 30 June 2018, net interest-bearing debt amounted to USD 598m. As of 30 June 2018, TORM's net loan-to-value (LTV) ratio was 54%.

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Based on broker valuations as of 30 June 2018, TORM's Net Asset Value (NAV) excluding charter commitments was estimated at USD 840.3m. This corresponds to a NAV/share of USD 11.4 or DKK 72. TORM's book equity amounted to USD 882m as of 30 June 2018. This corresponds to a book equity/share of USD 11.9 or DKK 76.3.

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Based on broker valuations, TORM's fleet including newbuildings had a market value of USD 1,675m as of 30 June 2018. Compared to the broker valuations as of 31 March 2018, the fleet value has increased by USD 75m. Of the USD 1,675m, the value of new vessel contracts entered into in Q2 2018 summarized to USD 111m. Compared with Q1 2018, the broker value of the comparable fleet has decreased by USD 36m, totaling a net increase of USD 75m.

Announcement no. 14 / 16 August 2018	Results for the half year ended 30 June 2018	Page 1 of 2

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As of 30 June 2018, TORM's order book stood at ten newbuildings: one LR2, two LR1s and seven MRs, all from Guangzhou Shipyard International, China. The LR2 vessel is expected to be delivered in the third quarter of 2018 and the LR1s and the MRs in 2019 through the first quarter of 2020.

•	The book value of the fleet was USD 1,450m as of 30 June 2018 excluding outstanding installments on the newbuildings of USD 306m.

CONFERENCE CALL
TORM will be hosting a conference call for investors and financial analysts at 3 pm CET (9 am EST) today, 16 August 2018. Please dial in 10 minutes before the conference is due to start on +45 8071 8097 (from Europe) or +1 866 966 1396 (from the USA). Conference ID: 3498788. The presentation can be downloaded from www.torm.com.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Christian Søgaard-Christensen, CFO, tel.: +45 3917 9200	London, EC3V 9DU, United Kingdom
Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world's leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM's shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 14 / 16 August 2018	Results for the half year ended 30 June 2018	Page 2 of 2